Exhibit 99.2

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on _________, 2026, by and between The Metals Royalty Company Inc., a company incorporated under the laws of British Columbia (“TMCR”), and the undersigned subscriber (the “Investor”).

WHEREAS, this Subscription Agreement is being entered into in connection with TMCR’s acquisition of an interest in a royalty held by Ironclad Royalties LLC with respect to minerals mined at the DR Grade Iron Ore Pelletization plant and mine located in Nashwauk Minnesota (the “Transaction”) to be entered into concurrently with this Subscription Agreement among TMCR, Ironclad Royalties, LLC, Mesabi Investments (USA) LLC and the other parties thereto (the “Transaction Agreement”);

WHEREAS, in connection with the Transaction, TMCR is seeking commitments from interested investors to purchase, upon closing of the Transaction, TMCR’s common shares, without par value (the “Shares”), in a private placement for a purchase price of $13.00 per share (the “Per Share Subscription Price”);

WHEREAS, the aggregate purchase price to be paid by the Investors for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount”; and

WHEREAS, substantially concurrently with the execution of this Subscription Agreement, TMCR is entering into separate subscription agreements in respect of subscription to the Shares (collectively, the “Other Subscription Agreements”) with certain investors (the “Other Investors”) with an aggregate purchase price of $ (inclusive of the Subscription Amount) (the “PIPE Investment”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investors and TMCR acknowledges and agrees as follows:

1.            Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from TMCR, and TMCR agrees to issue and sell to the Investor the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein.

2.            Closing.

(a)            The closing of the sale of the Shares contemplated hereby (the “Closing”) shall occur on a closing date (the “Closing Date”) specified in the Closing Notice (as defined below) remotely via exchange of documents and signatures by electronic transmission (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), and be conditioned upon the substantially concurrent consummation of the Transaction (the closing date of the Transaction, the “Transaction Closing Date”). Upon delivery of written notice from (or on behalf of) TMCR to the Investor (the “Closing Notice”), that TMCR reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on an expected Transaction Closing Date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver the Subscription Amount at least three (3) business days prior to the expected Closing Date detailed in the Closing Notice by wire transfer of United States dollars in immediately available funds to the account(s) specified in the Closing Notice (the “Transfer Date”), to be held by Odyssey Trust Company (the “Escrow Agent”) in escrow until the Closing Date; provided however, that an Investor may extend such Transfer Date upon prior written agreement between such Investor and TMCR. On the Closing Date, TMCR shall issue the Shares to the Investor and subsequently cause the Shares to be registered in book entry form in the name of the Investor. Promptly, and in any event not later than one (1) business day after the Closing Date, TMCR shall deliver to the Investor a DRS statement or other evidence showing Investor as the owner of the Shares on and as of the Closing Date. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York, Vancouver, Canada and Toronto, Canada are authorized or required by law to close.

(b)            In the event the Closing Date does not occur within four (4) business days after the Closing Date that was specified in the Closing Notice, the Escrow Agent shall promptly arrange for the Subscription Amount to be returned to the Investor without any issuance of Shares; provided that, unless this Subscription Agreement has been terminated pursuant to Section 10 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the Shares at the Closing, including in respect of a subsequent Closing Notice.

3.            Closing Conditions.

(a)            The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions: (i) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule, injunction or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the issuance and sale of the Shares under this Subscription Agreement; (ii) all conditions precedent to the closing of the Transaction set forth in the Transaction Agreement shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction pursuant to the Transaction Agreement), and the closing of the Transaction shall be scheduled to occur substantially concurrently with the Closing; and (iii) no material amendment, modification or waiver of the Transaction Agreement shall have occurred without having received the Investor’s prior written consent.

(b)            For the avoidance of doubt, the Closing is contingent upon, and shall occur concurrently with, the closing of the Transaction, and such condition shall not be waived by any party to this Subscription Agreement. Similarly, the obligations of each party under this Subscription Agreement are expressly conditioned upon the consummation of the Transaction, and in no event shall the PIPE Investment be released to TMCR, nor shall TMCR be required to issue Shares, in the absence of the Transaction closing.

(c)            The obligation of the Investor to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the additional following conditions: (i) all representations and warranties of TMCR contained in this Subscription Agreement shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Material Adverse Effect which representations and warranties shall be true and correct in all respects); (ii) TMCR shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing (iii) there shall have been no Material Adverse Effect with respect to TMCR since the date hereof; and (iv) from the date hereof to the Closing Date, trading in the Shares of TMCR shall not have been suspended by the Securities and Exchange Commission (“SEC”) on the Company’s principal trading market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited or minimum prices shall not have been established on securities whose trades are reported by such service, or on any trading market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of the Investor, makes it impracticable or inadvisable to purchase the Shares at the Closing.

(d)            Prior to or at the Closing, the Investor shall deliver to TMCR a duly completed and executed Internal Revenue Service Form W-9 (or, if the Investor that is a non-U.S. person, a duly completed and executed applicable IRS Form W-8).

4.            Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary to consummate the subscription as contemplated by this Subscription Agreement.

5.            TMCR Representations and Warranties. Except as set forth in the SEC Documents (as defined below) (but excluding any risk factor disclosure contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), TMCR represents and warrants to the Investor and the Placement Agents (as defined herein), as of the date hereof and as of the Closing Date (except for representations and warranties that speak as of a specific date, which shall be made as of such date), that:

(a)            All of the significant subsidiaries of TMCR (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC) are set forth in the SEC Documents. TMCR owns, directly or indirectly, all of the capital stock or other equity interests of each significant subsidiary free and clear of any liens, and all of the issued and outstanding shares of capital stock of each significant subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b)            TMCR has been duly incorporated and is validly existing and in good standing under the laws of British Columbia with corporate power to own, lease and operate its properties and conduct its business as now conducted and as described in the SEC Documents, except where such failure to be in good standing or to have such power and authority or to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect, and to enter into, deliver and perform its obligations under this Subscription Agreement.

(c)            The Shares are, and as of the Closing Date the Shares will be, duly authorized and, when issued and delivered to the Investor following full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive rights, encumbrances or similar rights created under TMCR’s articles of incorporation (as in effect at such time of issuance) or under the laws of British Columbia.

(d)            This Subscription Agreement has been duly authorized, executed and delivered by TMCR and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against TMCR in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(e)            The Transaction Agreement has been duly authorized, executed and delivered by TMCR and, assuming that the Transaction Agreement constitutes the valid and binding agreement of the other parties thereto, the Transaction Agreement is enforceable against TMCR in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(f)            The execution, delivery and performance of the Transaction Agreement and this Subscription Agreement, including the issuance and sale of the Shares hereunder, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of TMCR or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which TMCR or any of its subsidiaries is a party or by which TMCR or any of its subsidiaries is bound or to which any of the property or assets of TMCR is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of TMCR and its subsidiaries, taken as a whole (a “Material Adverse Effect”), or materially affect the validity of the Shares or the legal authority of TMCR to comply in all material respects with its obligations under either the Transaction Agreement or this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of TMCR or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over TMCR or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of TMCR to comply in all material respects with its obligations under the Transaction Agreement or this Subscription Agreement.

(g)            Assuming the accuracy of the Investor’s representations and warranties set forth in Section 8 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”) or filing of a prospectus under applicable Canadian provincial and territorial securities Laws (the “Canadian Securities Laws”), is required for the offer and sale of the Shares to the Investor.

(h)            Neither TMCR nor any person acting on its behalf has offered or sold the Shares by any form of general solicitation or general advertising in violation of the Securities Act.

(i)             Neither TMCR nor any of its affiliates (as defined in Rule 501(b) of Regulation D) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Shares in a manner that would require registration of the Securities under the Securities Act.

(j)             TMCR is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares other than to the Placement Agents.

(k)            The Other Subscription Agreements reflect the same Per Share Subscription Price and other terms with respect to the purchase of the Shares that are no more favorable, in any material respect, to such subscriber thereunder than the terms of this Subscription Agreement, other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares. Other than any applicable placement agent agreement with a Placement Agent that is, directly or indirectly, through one or more affiliates, participating in the PIPE Investment as an Other Investor, TMCR has not entered into any side letter or similar agreement with any Other Investor or any other investor in connection with such Other Investor’s or other investor’s direct or indirect investment in the Company other than the Other Subscription Agreements. The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement.

(l)             TMCR has not engaged in any “directed selling efforts” (within the meaning of Regulation S) with respect to the Shares, and TMCR and its affiliates have complied with the offering restrictions requirement of Regulation S. TMCR is a “foreign issuer” as defined in Regulation S.

(m)            As of the date of this Subscription Agreement, the issued share capital of TMCR consists of 55,061,113 common shares without par value, and each such share is duly authorized and validly issued, and is not subject to preemptive rights or encumbrances except as disclosed in the SEC Documents. Except as disclosed in the SEC Documents, as of the date of this Subscription Agreement, and immediately prior to Closing, except as set forth above and pursuant to the Transaction Agreement and pursuant to the Transaction, and the transactions contemplated thereby, there are no outstanding (i) shares, equity interests or voting securities of TMCR, (ii) securities of TMCR convertible into or exchangeable for shares or other equity interests or voting securities of TMCR, or (iii) options, warrants or other rights (including preemptive rights) or agreements, arrangements or commitments of any character, whether or not contingent, of TMCR to acquire from any individual, entity or other person, and no obligation of TMCR to issue, any shares or other equity interests or voting securities of TMCR (collectively, the “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. Except as disclosed in the SEC Documents, as of the date of this Subscription Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which TMCR is a party or by which it is bound relating to the voting of any securities of TMCR, other than as contemplated by the Transaction Agreement and the transactions contemplated thereby. Other than as disclosed in the SEC Documents, there are no securities or instruments issued by or to which TMCR is party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares hereunder, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

(n)            TMCR is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, TMCR has not received any written communication from a governmental authority that alleges that TMCR is not in compliance with or is in default or violation of any applicable law.

(o)            TMCR and its subsidiaries have good and marketable title in fee simple (in the case of real property) to, or have valid and marketable rights to lease or otherwise use, all items of real and personal property and assets that are material to the respective businesses of the TMCR and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by TMCR and its subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(p)            There is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of TMCR, threatened against TMCR or its subsidiaries, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against TMCR or its subsidiaries.

(q)            TMCR is not required to obtain any material consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares pursuant to this Subscription Agreement, other than (i) filings with the Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable state or federal securities laws or applicable Canadian Securities Laws, (iii) the filings required in accordance with Section 14 of this Subscription Agreement; (iv) those required by the Nasdaq Stock Market LLC (“Nasdaq”), (v) those required to consummate the Transaction as provided under the Transaction Agreement and (vi) those the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(r)            As of the date hereof, the issued and outstanding common shares of TMCR are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on the Nasdaq under the symbol “TMCR”. There is no suit, action, proceeding or investigation pending or, to the knowledge of TMCR, threatened against TMCR by Nasdaq or the SEC with respect to any intention by such entity to prohibit or terminate the listing of TMCR’s common shares or to deregister TMCR’s common shares under the Exchange Act. TMCR has taken no action that is designed to terminate the registration of its common shares under the Exchange Act.

(s)            A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by TMCR on or prior to the Closing Date (the “SEC Documents”) is available to the undersigned via the SEC’s EDGAR system. As of their respective dates, all reports required to be filed by TMCR with the SEC complied in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, and the rules and regulations of the SEC promulgated thereunder. None of the SEC Documents contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; The financial statements of TMCR included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of TMCR as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. TMCR has timely filed each report, statement, schedule, prospectus, and registration statement that TMCR was required to file with the SEC since its inception. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Documents.

(t)             Neither TMCR nor any of its subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of TMCR or its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which TMCR or any of its subsidiaries is now a party or by which TMCR’s or any of its subsidiary’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over TMCR, its subsidiaries or any of their respective properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(u)            Except as set forth in the Transaction Agreement and pursuant with the Transaction or as disclosed in the SEC Documents, TMCR is presently not under any obligation, and has not granted any rights, to register under the Securities Act any of TMCR’s presently outstanding securities or any of its securities that may hereafter be issued, other than such rights and obligations that have expired or been satisfied or waived.

(v)            TMCR is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

(w)            Neither TMCR nor any of its subsidiaries, nor any director or officer of TMCR or any of its subsidiaries nor, to the knowledge of TMCR, any employee, agent, controlled affiliate or other person acting on behalf of TMCR or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), Sections 119 to 121, 123 to 125 and 426 of the Criminal Code (Canada), or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under any other applicable anti-bribery or anti-corruption law, including under the laws of Canada; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. TMCR and its subsidiaries have instituted, maintain and enforce, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws, including, without limitation, the Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada). TMCR will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person in any other manner that would cause or result in a violation of anti-bribery and anti-corruption laws by any person (including any person participating in the transaction, whether as placement agent, Investor, advisor, investor or otherwise).

(x)            The operations of TMCR and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable provisions of the USA PATRIOT ACT of 2001, the Money Laundering Control Act of 1986, Anti-Money Laundering Act of 2020, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the regulations thereunder, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving TMCR or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the TMCR, threatened. TMCR will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any money laundering or terrorist financing activities or (ii) in any other manner that would cause or result in a violation of any applicable Money Laundering Laws by any person (including any person participating in the transaction, whether as placement agent, Investor, advisor, investor or otherwise). TMCR and its subsidiaries have instituted, maintain and enforce, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable Money Laundering Laws.

(y)            Neither TMCR nor any of its subsidiaries, directors or officers, nor, to the knowledge of TMCR, any employee, agent, controlled affiliate or other person acting on behalf of TMCR or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council (“UNSC”), the European Union, His Majesty’s Treasury (“HMT”), the Government of Canada (including Global Affairs Canada and any other department or agency of the Government of Canada), or other relevant sanctions authority (collectively, “Sanctions”), including, without limitation, any sanctions imposed, administered or enforced pursuant to the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada) or the Criminal Code (Canada), nor is TMCR or any of its subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, the Crimea Region of Ukraine, the Covered Region of Ukraine identified pursuant to Executive Order 14065 the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”); and TMCR will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person, or in any country or territory, that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as placement agent, Investor, advisor, investor or otherwise) of Sanctions. Since April 24, 2019, TMCR and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country. Neither TMCR nor any of its subsidiaries, directors, officers or employees, nor, to the knowledge of TMCR, any agent, affiliate, joint venture partner or other person acting on behalf of TMCR or any of its subsidiaries has engaged in activities sanctionable under the Iran Sanctions Act, the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, the Iran Threat Reduction and Syria Human Rights Act of 2012, the National Defense Authorization Act for the Fiscal Year 2012, the National Defense Authorization Act for the Fiscal Year 2013, Executive Order Nos. 13628, 13622 and 13608, or any other U.S. economic sanctions relating to Iran (collectively, the “Iran Sanctions”); and TMCR has not engaged and will not engage in any activities or business that would subject it to sanction under the Iran Sanctions. TMCR and its subsidiaries have instituted, maintain and enforce, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable Sanctions, including the Iran Sanctions.

(z)            TMCR acknowledges and agrees that (i) the Placement Agents are acting solely in the capacity of an arm’s length contractual counterparty to TMCR with respect to the PIPE Investment and the transactions contemplated hereby and (ii) the Placement Agents have not assumed an advisory or fiduciary responsibility in favor of TMCR with respect to the PIPE Investment and the transactions contemplated hereby (irrespective of whether the Placement Agents have advised or are currently advising TMCR on other matters) or any other obligation to TMCR except the obligations expressly set forth in this Subscription Agreement and (iii) TMCR has consulted its own legal and financial advisors to the extent it deemed appropriate. TMCR agrees that it will not claim that the Placement Agents have rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to TMCR, in connection with such transaction or the process leading thereto.

6.            TMCR acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares acquired hereunder may be pledged by Investor in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Shares hereunder, and the Investor effecting a pledge of Shares shall not be required to provide TMCR with any notice thereof or otherwise make any delivery to TMCR pursuant to this Subscription Agreement. TMCR hereby agrees to execute and deliver such documentation as a pledgee of the Shares may reasonably request in connection with a pledge of the Shares to such pledgee by the Investor; provided such pledge shall be (i) (a) pursuant to an available exemption from the registration requirements of the Securities Act or (b) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge and (ii) if applicable, pursuant to an available exemption from the prospectus requirements of applicable Canadian Securities Laws, and the Investor effecting a pledge of Shares shall not be required to provide TMCR with any notice thereof; provided, however, that neither TMCR nor their counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Shares are not subject to any contractual prohibition on pledging or lock-up, the form of such acknowledgment to be subject to review and comment by TMCR in all respects.

7.            Lock-Up and Standstill.

(a)            From the date hereof until a thirty (30) days from the start of the Registration Period (the “Standstill Period”) TMCR shall not offer, sell or issue any Shares or securities convertible into or exchangeable for Shares, except in conjunction with (i) the grant, exercise or vesting of awards pursuant to TMCR’s equity incentive plans, (ii) any obligations in respect of existing agreements, including the standby equity purchase agreement with YA II, PN Ltd. and (iii) the issuance of securities in connection with acquisitions from (a) vendor(s) that is (are) arms’ length to TMCR in the ordinary course of TMCR’s business.

(b)            TMCR shall not, during the Standstill Period, grant a waiver or otherwise release any shares of capital stock subject to the lock-up agreements executed in connection with TMCR’s direct listing of its common shares on Nasdaq as described in TMCR’s Registration Statement on Form F-1 (File No. 333-293837) filed with the SEC in connection with such direct listing, the form of which is attached as Exhibit 10.9 thereto.

8.            Investor Representations and Warranties. The Investor represents and warrants to TMCR and the Placement Agents, as of the date hereof and as of the Closing Date, that:

(a)            If the Investor is located in the United States or is a U.S. person (as defined in Rule 902 under Regulation S, a “U.S. person”), the Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Investor is not an entity formed for the specific purpose of acquiring the Shares and is an “institutional account” as defined by FINRA Rule 4512(c).

(b)             If the Investor is located in a jurisdiction outside of the United States and is not a U.S. person (referred to herein as a “Foreign Investor”), (A) Foreign Investor is acquiring the Shares in an “offshore transaction” meeting the requirements of Rule 903 of Regulation S under the Securities Act, (B) the Investor understands that the offering meets the exemptions from filing under FINRA Rule 5123(b)(3), (C) the Investor is aware that the sale to them is being made in reliance on a private placement exemption from, or in a transaction not subject to, registration under the Securities Act, and the Investor and the person, if any, for whose account or benefit the Investor is acquiring the Shares offered hereby, was located outside the United States and was not a U.S. person at the time (x) the offer was made to it and (y) when the buy order for such Shares was originated, and continues to be located outside the United States and not to be a U.S. person and has not purchased such Shares for the account or benefit of any person located in the United States or who is a U.S. person, or entered into any arrangement for the transfer of such Shares or any economic interest therein to any person located in the United States or any U.S. person, and (D) the Investor is authorized to consummate the purchase of the Shares hereby in compliance with all applicable laws and regulations of the jurisdiction where such sales are to be made.

(c)            If the Investor is subject to Canadian Securities Laws, the Investor is subject to the jurisdiction of Ontario, British Columbia and/or Alberta in respect of this Subscription Agreement and the Investor (i) is an “accredited investor” (as defined in National Instrument 45-106 Prospectus Exemptions or Section 73.3(1) of the Securities Act (Ontario), as applicable) in each case, satisfying the applicable requirements set forth on Schedule B, (ii) is acquiring the Shares as principal for its own account and not as agent or for the benefit of any other person or is deemed under National Instrument 45-106 Prospectus Exemptions or the Securities Act (Ontario), as applicable, to be purchasing the Shares as principal, (iii) was not created, and is not being used, solely to purchase or hold securities as an “accredited investor”, (iv) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of Canadian Securities Laws, (v) has completed Schedule B following the signature page hereto and the information contained therein is accurate and complete. If the Investor is not subject to Canadian Securities Laws, the Investor is acquiring the Shares with investment intent and not with a view to resale or distribution in Canada.

(d)            The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the sale and delivery of the Shares is conditional upon such sale being exempt from the requirements under Canadian Securities Laws as to the filing and delivery of a prospectus and that the Shares have not been registered under the Securities Act or qualified under a prospectus under Canadian Securities Laws. The Investor acknowledges that TMCR is not required to register the Shares except as set forth in Section 9 of this Subscription Agreement. The Investor acknowledges that the Shares may be subject to statutory resale restrictions under applicable Canadian Securities Laws of the province or territory in which the Investor is resident (as applicable) and under other applicable Canadian Securities Laws, and the Investor covenants that it will not resell the Shares except in compliance with such laws. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to TMCR or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, in each case subject, and pursuant, to an applicable exemption from the prospectus requirements of applicable Canadian Securities Laws, (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act and an applicable exemption from the prospectus requirements of applicable Canadian Securities Laws, and, in each case, in accordance with any applicable securities laws of the states of the United States, the provinces and territories of Canada and other applicable jurisdictions, and that any certificates representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that there is no fixed or determinable hold period after which the Shares may be freely transferred, and the foregoing transfer restrictions shall apply indefinitely unless and until one of the conditions set forth in clauses (i) through (iii) above has been satisfied. The Investor acknowledges and agrees that, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act , and further acknowledges and agrees that the Shares will be subject to applicable resale restrictions under Canadian Securities Laws, including National Instrument 45-102 – Resale of Securities, and may not be traded in Canada except in accordance with the applicable hold periods, other conditions prescribed thereunder and applicable exemptions. The Investor acknowledges and agrees that it has been advised to consult legal, tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

The Investor understands that any book-entry notation evidencing the Shares may bear one or more of the following legends:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE (NOTWITHSTANDING THE FOREGOING, THE SECURITIES REPRESENTED HEREBY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES). BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE SUBSCRIBER AGREES FOR THE BENEFIT OF THE METALS ROYALTY COMPANY INC. (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT:

(A)         TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B)          PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT AND IS EFFECTIVE AT THE TIME OF SUCH TRANSFER, OR

(C)          PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR

(D)          PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY PERMITTED TRANSFER IN ACCORDANCE WITH THE ABOVE, THE COMPANY RESERVES THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) [INSERT THE CLOSING DATE], AND (II) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

(e)            The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary to make an investment decision with respect to the Shares, including, with respect to TMCR, the Transaction and the business of TMCR and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed, or has an adequate opportunity to review, TMCR’s filings with the SEC. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

(f)            The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and TMCR or a representative of TMCR (including the Placement Agents), and the Shares were offered to the Investor solely by direct contact between the Investor and TMCR or a representative of TMCR (including the Placement Agents). The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, any state securities laws or Canadian Securities Laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, TMCR, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing), other than the representations and warranties of TMCR contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in TMCR.

(g)            The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in TMCR’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor acknowledges that Investor shall be responsible for any of the Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that TMCR has not provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by the Subscription Agreement.

(h)            Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in TMCR. The Investor acknowledges specifically that a possibility of total loss exists.

(i)            Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of any of the Placement Agents or any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing concerning TMCR, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares. Without limitation of the foregoing, the Investor hereby further acknowledges and agrees that (i) the Placement Agents are acting solely as placement agents in connection with the transactions contemplated hereby and are not acting as underwriters, initial purchasers, dealers or in any other such capacity and are not and shall not be construed as a fiduciaries for the Investor, TMCR or any other person or entity in connection with the transactions contemplated hereby, (ii) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the transactions contemplated hereby, (iii) the Placement Agents will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the transactions contemplated hereby or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (B) the financial condition, business, or any other matter concerning TMCR and the transactions contemplated hereby, and (iv) no Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Investor), whether in contract, tort or otherwise, to the Investor or to any person claiming through the Investor, in respect of the PIPE Investment. Neither the Placement Agents nor any of their affiliates have made or make any representation as to the quality or value of the Shares and the Placement Agents and any their affiliates may have acquired non-public information with respect to TMCR which the Investor agrees need not be provided to it.

(j)            The Investor acknowledges that no federal, provincial or state agency or governmental authority has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

(k)            The Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, and has the requisite power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(l)            The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor on this Subscription Agreement is genuine, and the signatory has legal competence and capacity to execute the same or the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding agreement of TMCR, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(m)            The operations of the Investor have been conducted in material compliance with the rules and regulations administered or conducted by OFAC applicable to such Investor. Such Investor has performed due diligence necessary to reasonably determine that its beneficial owners are not named on the lists of denied parties or blocked persons administered by OFAC, resident in or organized under the laws of a country that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government (through the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Department of State), the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), except as permitted thereby.

(n)            The funds representing the Subscription Amount that will be advanced by the Investor to TMCR hereunder will not represent proceeds of crime for the purposes of the Criminal Code (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Anti-Money Laundering Laws”) and the Investor acknowledges that TMCR may in the future be required by law to disclose the Investor’s name and other information relating to this Agreement and the Investor’s subscription hereunder, on a confidential basis, pursuant to the Anti-Money Laundering Laws and the legislation, regulations or instruments enacting Canadian Economic Sanctions (as defined below). The Investor is not (i) a person or entity identified on a list established under any legislation or regulations enacting any economic or financial sanctions, laws, regulations, embargoes, or restrictive measures imposed, administered or enforced by Canada, including but not limited to, the United Nations Act (Canada), the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada), the Criminal Code (Canada), Part II.1 the Freezing Assets of Corrupt Foreign Officials Act (Canada) or any other economic sanctions laws administered by applicable Canadian regulatory authorities (collectively, “Canadian Economic Sanctions”) and (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons or entities identified under any Canadian Economic Sanctions. To the best of its knowledge, none of the subscription funds to be provided by the Investor: (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction; or (ii) are being tendered on behalf of a person or entity who has not been identified to the Investor, and the Investor will promptly notify TMCR if the Investor discovers that any of such representations cease to be true and provide TMCR with appropriate information in connection therewith; none of the funds the Investor is using to purchase the Shares are, to the knowledge of the Investor, proceeds obtained or delivered, directly or indirectly, as a result of illegal activities.

(o)            If the Investor is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), the Investor represents and warrants that (A) it has not relied on TMCR or any of their respective affiliates for investment advice or as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and it is not relying, and shall not rely on, any party to the Transaction to be the Plan’s fiduciary with respect to any decision in connection with the Investor’s investment in the Shares; and (B) its purchase of the Shares will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.

(p)            [Reserved]

(q)            The Investor acknowledges that it has been advised by the Placement Agents (as defined below) that no disclosure or offering document has been prepared by Stifel, Nicolaus & Company, Incorporated, A.G.P./Alliance Global Partners, William Blair & Company, L.L.C. or B. Riley Securities, Inc. (the “Placement Agents”) or any of their affiliates in connection with the offer and sale of the Shares.

(r)            The Investor acknowledges that it has been advised by the Placement Agents that none of the Placement Agents, nor any of their affiliates, nor any control persons, officers, directors, employees, agents or representatives of any of the foregoing has made any independent investigation with respect to TMCR or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by TMCR.

(s)            In connection with the issue and purchase of the Shares, none of the Placement Agents, nor any of their affiliates, has acted as the Investor’s financial advisor or fiduciary.

(t)            When required to deliver payment pursuant to Section 2 above, the Investor will have sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

9.            Registration Rights.

(a)            TMCR agrees that, within five (5) business days following the Closing Date (such deadline, the “Filing Deadline”), TMCR will submit to or file with the SEC a registration statement for a shelf registration on Form F-1 or Form F-3 (if TMCR is then eligible to use a Form F-3 shelf registration) (the “Registration Statement”), in each case, covering the resale of the Shares acquired by the Investor pursuant to this Subscription Agreement (the “Registrable Shares”) and TMCR shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 40th calendar day (or 70th calendar day if the SEC notifies TMCR that it will “review” the Registration Statement) following the Closing and (ii) the 5th business day after the date TMCR is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”); provided, however, that if such Effectiveness Deadline falls on a Saturday, Sunday, or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next business day on which the SEC is open for business; and provided further, that TMCR’s obligations to include the Registrable Shares in the Registration Statement are contingent upon Investor furnishing in writing to TMCR such information regarding Investor or its permitted assigns, the securities of TMCR held by Investor and the intended method of disposition of the Registrable Shares (which shall be limited to non-underwritten public offerings) as shall be reasonably requested by TMCR to effect the registration of the Registrable Shares, and Investor shall execute such documents in connection with such registration as TMCR may reasonably request that are customary of a selling stockholder in similar situations, including providing that TMCR shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement, if applicable, as permitted hereunder; provided that Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Shares. In no event shall Investor be identified as a statutory underwriter in the Registration Statement unless specifically requested by the SEC in which case the Investor will have an opportunity to withdraw from the Registration Statement. Notwithstanding the foregoing, if the SEC prevents TMCR from including any or all of the Shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Shares or otherwise, such Registration Statement shall register the resale of a number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders, and TMCR will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC, one or more registration statements to register the resale of those Registrable Shares that were not registered on the initial Registration Statement, as so amended. For as long as the Investor holds Shares, TMCR will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares pursuant to Rule 144 of the Securities Act (in each case, when Rule 144 of the Securities Act becomes available to the Investor). Any failure by TMCR to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve TMCR of its obligations to file or effect the Registration Statement as set forth above in this Section 9.

(b)            TMCR covenants and agrees that, for so long as the Investor (or any permitted assignee) holds any Registrable Shares, TMCR shall (i) maintain the effectiveness of the Registration Statement (or any successor registration statement) covering the resale of the Registrable Shares, (ii) not voluntarily take any action, or fail to take any action required to be taken by it, that would result in the Registration Statement ceasing to be effective or the Investor being unable to utilise the Registration Statement for the resale of the Registrable Shares (other than during a Suspension Event in accordance with Section 9(e)), (iii) if the Registration Statement ceases to be effective for any reason (other than during a Suspension Event), promptly use its best efforts to cause the Registration Statement to again become effective (including by filing a new registration statement, successor registration statement or post-effective amendment as necessary) and to notify the Investor of the status thereof, and (iv) make all filings with the SEC and take all other actions as may be necessary or appropriate to maintain the effectiveness of the Registration Statement and ensure the availability thereof for the resale of the Registrable Shares.

(c)            The Investor acknowledges and agrees that the Investor’s name and such other information regarding the Investor as is required by applicable law, SEC rules and regulations or SEC staff guidance shall be included as a selling securityholder in the Registration Statement and any prospectus or prospectus supplement forming part thereof. The Investor consents to the disclosure of such information in the Registration Statement and any related filings with the SEC or other governmental authority.

(d)            In the case of the registration effected by TMCR pursuant to this Subscription Agreement, TMCR shall, upon reasonable request, inform the Investor as to the status of such registration. At its expense TMCR shall:

(i)            except for such times as TMCR is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which TMCR determines to obtain, continuously effective with respect to Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (A) Investor ceases to hold any Registrable Shares and (B) the date all Registrable Shares held by Investor may be sold without restriction under Canadian Securities Laws and Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for TMCR to be in compliance with the current public information required under Rule 144(c)(1). The Investor agrees to disclose its ownership to TMCR upon request to assist it in making the determination described above. The period of time during which TMCR is required hereunder to keep a Registration Statement effective is referred to herein as the “Registration Period”;

(ii)            during the Registration Period, advise Investor, as expeditiously as possible (and within no later than three (3) business days):

(1)            when a Registration Statement or any amendment thereto has been filed with the SEC;

(2)            after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(3)            of the receipt by TMCR of any notification with respect to the suspension of the qualification of the Registrable Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(4)            subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, TMCR shall not, when so advising Investor of such events, provide Investor with any material, non-public information regarding TMCR other than to the extent that providing notice to Investor of the occurrence of the events listed in (1) through (4) above may constitute material, non-public information regarding TMCR;

(iii)           during the Registration Period, use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv)           during the Registration Period, upon the occurrence of any event contemplated in Section 9(b)(ii)(4) above, except for such times as TMCR is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, TMCR shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v)            during the Registration Period, use its commercially reasonable efforts to cause all Registrable Shares to be listed on each securities exchange or market, if any, on which the common shares issued hereby have been listed;

(vi)           during the Registration Period, use its commercially reasonable efforts to allow the Investor to review disclosure regarding the Investor in the Registration Statement; and

(vii)          during the Registration Period, otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Subscription Agreement, in connection with the registration of the Registrable Shares.

(e)            Notwithstanding anything to the contrary in this Subscription Agreement, TMCR shall be entitled to delay the filing or effectiveness of, or suspend the use of, the Registration Statement if it determines that in order for the Registration Statement not to contain a material misstatement or omission, (i) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, or (ii) the negotiation or consummation of a transaction by TMCR or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event TMCR’s board of directors reasonably believes, upon the advice of outside legal counsel, would require additional disclosure by TMCR in the Registration Statement of material information that TMCR has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of TMCR’s board of directors, upon the advice of outside legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, (each such circumstance, a “Suspension Event”); provided, however, that TMCR may not delay or suspend the Registration Statement on more than two occasions or for more than thirty (30) consecutive calendar days, or more than sixety (60) total calendar days in each case during any twelve-month period. Upon receipt of any written notice from TMCR of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, Investor agrees that (i) it will immediately discontinue offers and sales of the Registrable Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Investor receives copies of a supplemental or amended prospectus (which TMCR agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by TMCR that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by TMCR unless otherwise required by law or subpoena. If so directed by TMCR, Investor will deliver to TMCR or, in Investor’s sole discretion destroy, all copies of the prospectus covering the Registrable Shares in Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Shares shall not apply (A) to the extent Investor is required to retain a copy of such prospectus (1) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up. The Investor may deliver written notice (an “Opt-Out Notice”) to TMCR requesting that Investor not receive notices from TMCR otherwise required by this Section 9(c); provided, however, that Investor may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Investor (unless subsequently revoked), (i) TMCR shall not deliver any such notices to Investor and Investor shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Investor’s intended use of an effective Registration Statement, Investor will notify TMCR in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 9(c)) and the related suspension period remains in effect, TMCR will so notify Investor, within one (1) business day of Investor’s notification to TMCR, by delivering to Investor a copy of such previous notice of Suspension Event, and thereafter will provide Investor with the related notice of the conclusion of such Suspension Event promptly following its availability.

(f)             Indemnification.

(i)             TMCR agrees to indemnify, to the extent permitted by law, the Investor (to the extent a seller under the Registration Statement), its directors, officers, partners, managers, members, stockholders, advisers and each person who controls Investor (within the meaning of the Securities Act), to the extent permitted by law, against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including reasonable and documented attorneys’ fees of one law firm (and one firm of local counsel)) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to TMCR by or on behalf of such Investor expressly for use therein.

(ii)            In connection with any Registration Statement in which an Investor is participating, such Investor shall furnish (or cause to be furnished) to TMCR in writing such information and affidavits as TMCR reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify TMCR, its directors and officers and each person or entity who controls TMCR (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of such Investor expressly for use therein; provided, however, that the liability of such Investor shall be several and not joint with any Other Investor or other selling shareholder named in the Registration Statement and shall be in proportion to and limited to the net proceeds received by such Investor from the sale of Registrable Shares giving rise to such indemnification obligation.

(iii)            Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv)           The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

(v)            If the indemnification provided under this Section 9(d) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Investor shall be limited to the net proceeds received by such Investor from the sale of Registrable Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 9(d)(i), (ii) and (iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 9 (d)(v) from any person or entity who was not guilty of such fraudulent misrepresentation.

(g)            Subject to receipt from the Investor by TMCR and its transfer agent (the “Transfer Agent”) of customary representations (including those set out in Schedule C) and other documentation reasonably acceptable to TMCR and the Transfer Agent in connection therewith, and, if required by the Transfer Agent, an opinion of TMCR’s counsel, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act and applicable Canadian Securities Laws, the Investor may request that TMCR remove any legend from the book entry position evidencing the Shares within two (2) business days of such request and receipt of such representations and other documentation reasonably acceptable to TMCR and the Transfer Agent, following the earliest of such time as the Shares (A) are subject to and are sold or transferred pursuant to an effective registration statement to purchasers outside of Canada or (B) have been or are about to be sold pursuant to Rule 144, provided that in the case of clauses (A) and (B) the resale of such Shares is not subject to the restrictions of Section 2.5 of NI 45-102 or any other applicable Canadian Securities Laws. If restrictive legends are no longer required for the Shares pursuant to the foregoing, TMCR shall, in accordance with the provisions of this section and reasonably promptly following any request therefor from the Investor accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for the Shares. TMCR shall be responsible for the fees of the Transfer Agent associated with such issuance.

10.          Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied at, or are not capable of being satisfied on or prior to, the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing and (d) June 1, 2026, if the closing of the Transaction has not occurred on or before such date; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. TMCR shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 10, any monies paid by the Investor to TMCR in connection herewith shall be promptly (and in any event within one business day after such termination) returned to the Investor.

11.          [Reserved].

12.          Miscellaneous.

(a)            Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned provided that the Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates or to another investment fund or account managed or advised by the investment manager who acts on behalf of the Investor or an affiliate thereof; provided that no such assignment shall relieve the Investor of its obligations hereunder.

(b)            TMCR may request from the Investor such additional information as TMCR may deem necessary to evaluate the eligibility of the Investor to acquire the Shares and in connection with the inclusion of the Shares in the Registration Statement, and the Investor shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that TMCR agrees to keep any such information confidential, other than as (i) necessary to include in any Registration Statement, or (ii) may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request. The Investor acknowledges that TMCR may file a form of this Subscription Agreement with the SEC as an exhibit to a current or periodic report or a registration statement of TMCR.

(c)            The Investor acknowledges that TMCR will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in Section 8 of this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify TMCR if any of the acknowledgments, understandings, agreements, representations and warranties of the Investor set forth herein (i) are no longer accurate and (ii) are not expected to be accurate as of immediately prior to the Closing. The Investor and TMCR each acknowledges and agrees that the Placement Agents will rely on the representations and warranties of (i) the Investor contained in Section 8 of this Subscription Agreement and (ii) TMCR contained in Section 5 of this Subscription Agreement, and that the Placement Agents are intended third-party beneficiaries of the representations and warranties of the Investor and of TMCR, respectively.

(d)            TMCR, the Placement Agents and the Investor are each irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(e)            All of the representations and warranties contained in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party hereto in this Subscription Agreement shall survive the Closing until the applicable statute of limitations, or in accordance with their respective terms.

(f)             This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 10 above) except by an instrument in writing, signed by each of the parties hereto. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

(g)            This Subscription Agreement (including the schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 9(d), Section 12(c), Section 12(d) and Section 13 with respect to the persons referenced therein, and except with respect to the Placement Agents who shall be express third-party beneficiaries of this Subscription Agreement entitled to enforce the provisions hereof that are for their benefit (including, without limitation, the representations, warranties, covenants and exculpation provisions made in favour of or for the benefit of the Placement Agents), this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

(h)            Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i)              If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(j)             This Subscription Agreement may be executed in one or more counterparts (including by electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(k)            The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(l)             THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND THE SUPREME COURT OF THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 15 OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE.

(m)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 12(m).

13.          Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, any of their affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of TMCR expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in TMCR. The Investor acknowledges and agrees that none of (i) any Other Investor pursuant to this Subscription Agreement or any Other Subscription Agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agents, their affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, (iii) any other party to the Transaction Agreement (other than TMCR), or (iv) any affiliates, or any control persons, officers, directors, employees, partners, agents or representatives of any of TMCR or any other party to the Transaction Agreement shall be liable to the Investor, or to any Other Investor, pursuant to this Subscription Agreement or any Other Subscription Agreement related to the private placement of the Shares, the negotiation hereof or thereof or the subject matter hereof or thereof, or the transactions contemplated hereby or thereby, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.

14.          Press Releases. TMCR shall, on or prior to 9:00 a.m., New York City time, on the first business day following the date hereof, issue one or more press releases or furnish or file with the SEC a Current Report on Form 6-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, the PIPE Investment, all material terms of the Transaction and any other material, non-public information that TMCR has provided to the Investor at any time prior to the filing of the Disclosure Document. From and after the disclosure of the Disclosure Document, to the knowledge of TMCR, the Investor shall not be in possession of any material, non-public information received from TMCR or any of their respective officers, directors, employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, relating to the transactions contemplated by this Subscription Agreement. All press releases or other public communications relating to the transactions contemplated hereby among TMCR and the Investor, and the method of the release for publication thereof, shall be subject to the prior written approval of (i) TMCR, and (ii) to the extent such press release or public communication references the Investor or its affiliates or investment advisers by name, the Investor. The restriction in this Section 14 shall not apply to the extent the public announcement is required by applicable securities law, any governmental authority or stock exchange rule; provided, that in such an event, the applicable party shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Other than as specifically set forth in this Agreement, TMCR shall not, and TMCR shall cause each of its subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Investor with any material, non-public information regarding TMCR from and after the disclosure of the Disclosure Document without first obtaining the express prior written consent of such Investor (which may be granted or withheld in such Investor’s sole discretion).

15.          Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to the Investor, to the address provided on the Investor’s signature page hereto.

If to TMCR to:

The Metals Royalty Company Inc.

1900 Dome Tower

333, 7th Ave SW

Calgary, AB, T2P 2Z1
Attention: Donald Sewell, President and Chief Financial Officer

with copies to (which shall not constitute notice), to:

Goodwin Procter LLP

The New York Times Building
620 Eighth Avenue
Attention: Benjamin K. Marsh

    Paul Heller

Email:        BenjaminMarsh@goodwinlaw.com

   pheller@goodwinlaw.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

16.          For the avoidance of doubt, all obligations of the Investor hereunder are separate and several from the obligations of any Other Investor. The decision of Investor to purchase the Shares pursuant to this Subscription Agreement has been made by Investor independently of any Other Investor or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of TMCR, or any of its subsidiaries which may have been made or given by any Other Investor or investor or by any agent or employee of any Other Investor or investor, and neither Investor nor any of its agents or employees shall have any liability to any Other Investor or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Investor or Other Investors pursuant hereto or thereto, shall be deemed to constitute Investor and Other Investor or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Investor and Other Investors or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. The Investor acknowledges that no Other Investor has acted as agent for Investor in connection with making its investment hereunder and no Other Investor will be acting as agent of Investor in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. The Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Investor or investor to be joined as an additional party in any proceeding for such purpose.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Province/Country of Formation or Domicile:

By:
Name:
Title:

Date: ________, 2026

Investor’s EIN (if applicable):

Business Address-Street:

City, Province/State, Postal/Zip Code:

Attn:

Telephone No.:
Facsimile No.:

Number of Shares subscribed for:

Aggregate Subscription Amount: $	Price Per Share: $13.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by TMCR in the Closing Notice. Registration and Delivery Instructions

The Investor requests that the Shares be registered and that the DRS statement or other evidence of ownership be delivered in accordance with the following instructions:

Name in which Shares are to be registered:

Account reference or DTC participant information (if applicable):

Address for registration:

Delivery of DRS Statement — Please select one of the following:

☐ By email to the following email address:

☐ By hard copy mail to the Business Address above or, if different, the following address:

Mailing Address-Street (if different):

City, Province/State, Postal /Zip Code:

Attn:_____________________________________

[Signature Page to Subscription Agreement]

The Investor acknowledges that if no registration or delivery instructions are provided above, the DRS statement will be registered in the name of the Investor, and delivered by email to the email address, set forth on the Investor’s signature page of this Subscription Agreement.

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, The Metals Royalty Company Inc. has accepted this Subscription Agreement as of the date set forth below.

THE METALS ROYALTY COMPANY INC.

By:
Name:
Title:

Date:                         , 2026

[Signature Page to Subscription Agreement]

SCHEDULE A

U.S INVESTORS
ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

**OR*

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

1.	☐ We are an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (9) or (12) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐	Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐	Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐	Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐	Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

☐	An entity, of a type not listed in paragraph 501(a)(1), (2), (3) or (7) not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

[Signature Page to Subscription Agreement]

☐	A “family office”, as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, with assets under management in excess of $5,000,000, that is not formed for the specific purpose of acquiring the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

Name of Investor:

By:
Name:
Title:

This page should be completed by the Investor and constitutes a part of the Subscription Agreement.

SCHEDULE B

CANADIAN INVESTORS

CERTIFICATE OF ACCREDITED INVESTOR

Accredited Investor – (as defined in National Instrument 45-106, and in Ontario, as defined in Section 73.3 of the Securities Act (Ontario) as supplemented by the definition in National Instrument 45-106) includes:

_______	(a) except in Ontario, a Canadian financial institution, or a Schedule III bank,

_______	(a.1) in Ontario, a financial institution described in paragraph 1, 2 or 3 of subsection 73.1 (1) of the Securities Act (Ontario),
_______	(b) except in Ontario, the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

_______	(b.1) in Ontario, the Business Development Bank of Canada,
_______	(c) except in Ontario, a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

_______	(c.1) in Ontario, a subsidiary of any person or company referred to in clause (a.1) or (b.1), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,
_______	(d) except in Ontario, a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer,

_______	(d.1) in Ontario, a person or company registered under the securities legislation of a province or territory of Canada as an adviser or dealer, except as otherwise prescribed by the regulations,

Jurisdiction(s) registered: ________________ Categories of registration:________________
_______	(e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),

_______	(e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

Name of person with whom Purchaser is or was registered: _____________________________ Jurisdiction(s) registered: ________________ Categories of registration:________________

_______	(f) except in Ontario, the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,

_______	(f.1) in Ontario, the Government of Canada, the government of a province or territory of Canada, or any Crown corporation, agency or wholly owned entity of the Government of Canada or of the government of a province or territory of Canada,
_______	(g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec,
_______	(h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,
_______	(i) except in Ontario, a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada,

_______	(i.1) in Ontario, a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a province or territory of Canada,

Jurisdiction(s) registered: ________________ Registration number(s):________________
_______

(j)         an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

[Note: Financial assets include cash and securities, but do not include a personal residence – see the definition of “financial assets” below. Financial assets are generally liquid or relatively easy to liquidate. You must subtract any liabilities related to your financial assets to calculate your net financial assets—see the definition of “related liabilities” below. In the case where financial assets are held in a trust or in another type of investment vehicle for the benefit of an individual there may be questions as to whether the individual beneficially owns the financial assets. The following factors are indicative of beneficial ownership of financial assets: (i) physical or constructive possession of evidence of ownership of the financial asset; (ii) entitlement to receipt of any income generated by the financial asset; (iii) risk of loss of the value of the financial asset; and (iv) the ability to dispose of the financial asset or otherwise deal with it as you see fit. For example, securities held in a self-directed RRSP, for your sole benefit, are beneficially owned by you. In general, financial assets in a spousal RRSP would also be included for the purposes of the financial assets test in this paragraph (j); however, financial assets held in a group RRSP under which you do not have the ability to acquire the financial assets and deal with them directly are not considered to be beneficially owned by you. If you meet the higher financial asset threshold set out in paragraph (j.1) as an individual exclusive of your spouse, then initial paragraph (j.1) instead of this paragraph (j). If this is your applicable category, you must also complete Form 45-106F9 attached as Appendix I to this Schedule B

Aggregate realizable value of financial assets before taxes	$ - ________________________

Related liabilities	$ - ________________________

_______

(j.1)      an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5,000,000,

[Note: See the definition of “financial assets” below and the guidance in paragraph (j) above. The financial assets of your spouse (including financial assets in a spousal RRSP) cannot be included in the calculation of net financial assets under this paragraph (j.1).]

Aggregate realizable value of financial assets before taxes	$ - ________________________

Related liabilities	$ - ________________________

_______

(k)       an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300 000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year, If this is your applicable category, you must also complete Form 45-106F9 attached as Appendix I to this Schedule B

Net income before taxes	Last year	Range - > $100,000 ☐ State Amount: $__________ Range - $100,000-200,000 ☐ Range - $201,000-300,000 ☐ Range - $301,000-400,000 ☐ Range – $401,000-500,000 ☐ Range - Greater than $501,000 + ☐

	Year prior to last year	Range - > $100,000 ☐ State Amount: $__________ Range - $100,000-200,000 ☐ Range – $201,000-300,000 ☐
Range - $301,000-400,000 ☐ Range - $401,000-500,000 ☐ Range - Greater than $501,000 + ☐

If applicable, net income before taxes of your spouse	Last year	Range - > $100,000 ☐ State Amount: $__________ Range - $100,000-300,000 ☐ Range - $301,000-400,000 ☐ Range - $401,000-500,000 ☐ Range - Greater than $501,000 + ☐
	Year prior to last year	Range - > $100,000 ☐ State Amount: $__________ Range - $100,000-300,000 ☐ Range - $301,000-400,000 ☐
Range - $401,000-500,000 ☐ Range - Greater than $501,000 + ☐

_______

(l)       an individual who, either alone or with a spouse, has net assets of at least $5,000,000,

[Note: To calculate net assets, take the value of your total assets (which may include a personal residence) and subtract your total liabilities (which may include a mortgage). The value attributed to assets should reasonably reflect their estimated fair value. Income tax should be considered a liability if the obligation to pay it is outstanding at the time of the distribution of these securities. If this is your applicable category, you must also complete Form 45-106F9 attached as Appendix I to this Schedule B

Total Assets $ - ______________________

Minus - Total Liabilities (including outstanding taxes) $ - _______________________

Equals = Net Assets $ - ________________________

[Note: If individual accredited investors wish to purchase through wholly-owned holding companies or similar entities, such purchasing entities must qualify under either sections (t) or (w) below, which must be initialed and the applicable information indicated completed.]
_______	(m) a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements,

Type of entity: ______________ Jurisdiction and date of formation: ___________________
_______

(n)       an investment fund that distributes or has distributed its securities only to:

(i)       a person that is or was an accredited investor at the time of the distribution,

(ii)      a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment], or 2.19 [Additional investment in investment funds], or

(iii)     a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment],

_______	(o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,
_______	(p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

Jurisdiction(s) registered: ________________ Registration number(s):________________
_______	(q) a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction,

Jurisdiction(s) registered or authorized: ________________________________________ Categories of registration: ___________________________________________________
_______	(r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

Registration number(s) assigned to subscriber: ________________________________________

Name of eligibility advisor or registered advisor: __________________________________

Jurisdiction(s) registered: ________________ Categories of registration:_______________

_______	(s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) [and in Ontario, paragraphs (a.1) to (d.1) or paragraph (i.1)] in form and function,

Jurisdiction organized: ___________________Type of entity: _______________________
_______	(t) a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors [If this is your applicable category, each owner of an interest must individually complete and submit to the Company its own copy of this Certificate of Accredited Investor],

Name(s) of owners of interest: __________________________________________________

Type of entity (if applicable): ____________________________________________

Categories of accredited investor: _______________________________________________

_______	(u) an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser,

Name of advisor: _____________________ Jurisdiction(s) registered: ________________ Categories of registration:______________ Basis of exemption: _____________________
_______	(v) a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor,

_______	(v.1) in Ontario, a person or company that is recognized or designated by the Commission as an accredited investor,

Jurisdiction(s) recognized or designated: ________________________________________
_______	(w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

Name(s) of settlor: ___________________________________________________________

Name(s) of trustees: ___________________________________________________________

Categories of accredited investor: _______________________________________________

Categories of beneficiaries: ___________________________________________________

DATED:

Print name of Investor

Signature

Print name of Signatory (if different from Investor)

Title

For the purposes hereof:

(a)	“control person” has the meaning ascribed to that term in securities legislation except in Manitoba, Ontario, Quebec, Nova Scotia, Newfoundland and Labrador, Prince Edward Island, the Northwest Territories and Nunavut where “control person” means any person that holds or is one of a combination of persons that hold:

	(i)	a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer; or
	(ii)	more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of that issuer;

(b)	“director” means:

	(i)	a member of the board of directors of a company or an individual who performs similar functions for a company; and
	(ii)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

(c)	“eligibility adviser” means:

	(i)	a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a Purchaser and authorized to give advice with respect to the type of security being distributed; and
	(ii)	in Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a chartered professional accountant who is a member in good standing of an organization of chartered professional accountants in a jurisdiction of Canada provided that the lawyer or chartered professional accountant does not:
		(A)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders or control persons; and
		(B)	have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(d)	“executive officer” means, for an issuer, an individual who is:

	(i)	a chair, vice-chair or president;
	(ii)	a vice-president in charge of a principal business unit, division or function including sales, finance or production; or
	(iii)	performing a policy-making function in respect of the issuer;

(e)	“financial assets” means (i) cash, (ii) securities or (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation. These financial assets are generally liquid or relatively easy to liquidate. The value of a purchaser’s personal residence would not be included in a calculation of financial assets;

(f)	“financial statements” for the purposes of paragraph (m) of the “accredited investor” definition must be prepared in accordance with generally accepted accounting principles;

(g)	“founder” means, in respect of an issuer, a person who:

	(i)	acting alone, in conjunction or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer; and
	(ii)	at the time of the distribution or trade is actively involved in the business of the issuer;

(h)	“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

(i)	“investment fund” has the meaning ascribed thereto in National Instrument 81-106 - Investment Fund Continuous Disclosure;

(j)	“net assets” means all of the purchaser’s total assets minus all of the purchaser's total liabilities. Accordingly, for the purposes of the net asset test, the calculation of total assets would include the value of a purchaser’s personal residence and the calculation of total liabilities would include the amount of any liability (such as a mortgage) in respect of the purchaser’s personal residence. To calculate a purchaser’s net assets under the “accredited investor” definition, subtract the purchaser’s total liabilities from the purchaser’s total assets (including real estate). The value attributed to assets should reasonably reflect their estimated fair value. Income tax should be considered a liability if the obligation to pay it is outstanding at the time of the distribution of the security;

(k)	“person” includes:

	(i)	an individual;
	(ii)	a corporation;
	(iii)	a partnership, trust, fund and association, syndicate, organization or other organized group of persons, whether incorporated or not; and
	(iv)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

(l)	“related liabilities” means:

	(i)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets; or
	(ii)	liabilities that are secured by financial assets;

(m)	“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

(n)	“spouse” means an individual who:

	(i)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual;
	(ii)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender; or
	(iii)	in Alberta, is an individual referred to in paragraph (i) or (ii) immediately above or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(o)	“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

All monetary references are in Canadian Dollars

Appendix I to Schedule B

FORM 45-106F9 - FORM FOR INDIVIDUAL ACCREDITED INVESTORS

WARNING! This investment is risky. Don't invest unless you can afford to lose all the money you pay for this investment.

SECTION 1 TO BE COMPLETED BY ISSUER OR SELLING SECURITY HOLDER
1. About your investment
Type of securities: Common Shares	Issuer:

Purchased from:
SECTIONS 2 TO 4 TO BE COMPLETED BY THE PURCHASER
2. Risk acknowledgement
This investment is risky. Initial that you understand that:	Your initials
Risk of loss – You could lose your entire investment of $________.
Liquidity risk – You may not be able to sell your investment quickly – or at all.
Lack of information – You may receive little or no information about your investment.
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.
3. Accredited investor status
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	Your initials
• Your net income before taxes was more than $200,000 in each for the 2 most recent calendar years, and you expect it to be more than $200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)
• Your net income before taxes combined with your spouse’s was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than $300,000 in the current calendar year.

• Either alone or with your spouse, you own more than $1 million in cash and securities, after subtracting any debt related to the cash and securities.
• Either alone or with your spouse, you have net assets worth more than $5 million. (Your net assets are your total assets (including real estate) minus your total debt.)
4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and last name (please print):
Signature:	Date:
SECTION 5 TO BE COMPLETED BY THE SALESPERSON
5. Salesperson information
[Instruction: The salesperson is the person who meets with, or provides information to, the purchaser with respect to making this investment. That could include a representative of the issuer or selling security holder, a registrant or a person who is exempt from the registration requirement.]
First and last name of salesperson (please print):
Telephone:	Email:
Name of firm (if registered):
SECTION 6 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment

[Company]

[Address]

[Contact Name]

[Phone]

[Email]

[Website]

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www. securities-administrators.ca

SCHEDULE C

LEGEND REMOVAL DECLARATION

The undersigned registered holder of common shares of The Metals Royalty Company Inc. (the “Company”) to which this declaration relates (the “Subject Shares”) hereby certifies, in connection with the sale and transfer of such common shares, that one of the following categories A, B or C applies to the undersigned:

A.	Alberta/Ontario: The undersigned is a resident of the Province of Alberta or Ontario, and:

1.	the sale will be executed on or through the facilities of the Nasdaq and neither the undersigned nor any person acting on its behalf has reason to believe that the transaction has been prearranged with a buyer in Canada;

2.	the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed pursuant to CSA National Instrument 45-102 – Resale of Securities;

3.	the sale is not a transaction or part of a series of transactions that is part of a plan or scheme to evade the prospectus requirement of Canadian securities legislation;

4.	the Subject Shares are subject to a registration statement filed by the Company with the U.S. Securities and Exchange Commission in accordance with the U.S. Securities Act of 1933, as amended, registering the Subject Shares in connection with such sale and such registration statement will be effective at the date of the sale; and

5.	the undersigned has consulted its independent counsel regarding whether the undersigned is in a position to provide the declarations contained herein and acknowledges that it is (i) not relying on the Company or the Company’s counsel for advice regarding the completion of this declaration, and (ii) solely responsible for compliance with all applicable laws in connection with the sale of the Subject Shares.

-OR-

B.	Non-Canadian: The undersigned is not a resident of Canada, and:

1.	the sale will be executed on or through the facilities of the Nasdaq and neither the undersigned nor any person acting on its behalf has reason to believe that the transaction has been prearranged with a buyer in Canada;

2.	the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed pursuant to CSA National Instrument 45-102 – Resale of Securities;

3.	the sale is not a transaction or part of a series of transactions that is part of a plan or scheme to evade the prospectus requirement of Canadian securities legislation;

4.	the Subject Shares are subject to a registration statement filed by the Company with the U.S. Securities and Exchange Commission in accordance with the U.S. Securities Act of 1933, as amended, registering the Subject Shares in connection with such sale and such registration statement will be effective at the date of the sale; and

5.	the undersigned has consulted its independent counsel regarding whether the undersigned is in a position to provide the declarations contained herein and acknowledges that it is (i) not relying on the Company or the Company’s counsel for advice regarding the completion of this declaration, and (ii) solely responsible for compliance with all applicable laws in connection with the sale of the Subject Shares.

-OR-

C.	BC: The undersigned is a resident of the Province of British Columbia, and:

1.	the sale will be executed on or through the facilities of the Nasdaq and neither the undersigned nor any person acting on its behalf has reason to believe that the purchaser is resident in Canada;

2.	the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed pursuant to CSA National Instrument 45-102 – Resale of Securities;

3.	the sale is not a transaction or part of a series of transactions that is part of a plan or scheme to evade the prospectus requirement of Canadian securities legislation;

4.	the Subject Shares are subject to a registration statement filed by the Company with the U.S. Securities and Exchange Commission in accordance with the U.S. Securities Act of 1933, as amended, registering the Subject Shares in connection with such sale and such registration statement will be effective at the date of the sale; and

5.	the undersigned has consulted its independent counsel regarding whether the undersigned is in a position to provide the declarations contained herein and acknowledges that it is (i) not relying on the Company or the Company’s counsel for advice regarding the completion of this declaration, and (ii) solely responsible for compliance with all applicable laws in connection with the sale of the Subject Shares.

Confirm the number of shares to be transferred:

(insert number of shares subject to this declaration)

DATED: .

By:

Name:

Title: